Mail Stop 3561

January 3, 2008

<u>Via Fax & U.S. Mail</u>

Kevin J. Purcell
Chief Financial Officer
Herley Industries, Inc.
101 North Pointe Blvd
Lancaster, PA 17601

> **Re: Herley Industries, Inc.**
> **Form 10-K for the year ended July 29, 2007**
> **Filed October 12, 2007**
> **File No. 000-05411**

Dear Mr. Purcell:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended July 29, 2007

Item 1. Business, page 3
Products and Services, page 6

1.   We note from your disclosure in the third paragraph on page 7 that
        you closed facilities related to your RSS operations in Melbourne,
        Florida and moved them to your Fort Walton Beach Facility in
        August 2006. Please tell us whether the closure had any material
        effect on trend information with respect to your results of
        operations, liquidity and/or capital resources. If so, please revise
        MD&A in future filings to identify and discuss such trend
        information in MD&A as required by FR-72.

Item 3. Legal Proceedings, page 20

2.   Reference is made to your disclosure on page 20 related to the
        recovery of legal fees associated with matters under your D&O
        insurance policy. We note that you have recorded a receivable in
        anticipation of recoveries and have received partial payment to
        date, and such amounts have been recorded as other receivables on
        the consolidated balance sheet. We also note that you state that
        you have entered into an agreement with the insurance carrier that
        if it is determined that any amount paid by the insurance carrier
        was not a loss, as defined in the policy, the company shall repay the
        insurance carrier such uncovered sums previously advanced to you.
        Please clarify for us the meaning of the term "loss" as defined in
        the policy and tell us why you believe it is probable that such
        amounts are recoverable. Similarly revise your notes to the
        consolidated financial statements in future filings.

Item 7. Management's Discussion and Analysis, page 24
Contractual Financial Obligation, Commitments and Off Balance Sheet
Arrangements, page 33

3.   Please revise your contractual obligations table in future filings to
        include all long-term debt obligations including your loan
        arrangements with DeLage Landen Financial Services, Inc. as
        described in footnote (d) and (e), respectively, of Note G to your
        financial statements.

Report of Independent Registered Public Accounting Firm on Internal
Control over Financial Reporting

4.   Please amend your filing to provide an attestation report on
        management's assessment of internal control over financial
        reporting by your independent accountants. The attestation report
        must clearly state the opinion of the accountant as to whether
        management's assessment of the effectiveness of the registrant's
        internal control over financial reporting is fairly stated in all
        material respects, or must include an opinion to the effect that an
        overall opinion can not be expressed and the reasons why. Refer to
        the guidance outlined in Rule 2-02(f) of Regulation S-X.

Note A – Summary of Significant Accounting Policies, page F-7

3. Basis of Financial Statements Presentation and Accounting Estimates,
page F-8

5.   We note that during fiscal 2007 you reversed approximately $1.1
        million of the accrual related to contract losses associated with the
        ICI acquisition. We note that you indicate this was a result of
        management changing its estimated liability for the expected losses
        under the contract; however, it is unclear to us the underlying
        reason(s) for management's change of the estimated liability for the
        expected losses under the contract. Please tell us and revise future
        filings to disclose the nature and specific timing of the facts and
        circumstances surrounding the change in estimate. As part of your
        response, you should also explain why the reversal was appropriate
        during fiscal 2007 and how your revised estimate of contract losses
        were determined.

9. Goodwill and Intangible Assets, page F-9

6.   Reference is made to your license and technology agreement with
        Xytrans on page F-10. We note that you will begin to amortize the
        costs associated with this agreement starting July 30, 2007 over
        eight years. In this regard, please explain the reason(s) why
        amortization of the intangible asset was not scheduled to begin
        until July 30, 2007 when it appears the license and technology
        agreement was executed in April 2005. Also, please clarify for us
        and in the notes to the financial statements how the estimated
        economic life of the license of eight years was determined.

Note E – Commitments and Contingencies, page F-15
Litigation, page F-16

7.   We note your disclosures on pages F-16 and F-17 related to the
         indictment against the company and its former Chairman, Lee
         Blatt, and class action and derivative complaints against the
         company and certain of its current and former officers and directors
         for breach of fiduciary duty. We also note that it appears no
         accrual for the loss contingencies have been recorded within your
         financial statements as you conclude that it is currently not
         probable that a loss has been incurred. Please note you are still
         required to disclose, in addition to the nature of any material
         contingency, an estimate of the possible loss or range of loss if a
         loss is at least reasonably possible or state that such an estimate can
         not be made in accordance with paragraph 10 of SFAS No. 5 and
         SAB Topic 5:Y, Question 2. In this regard, please clarify for us
         and revise your disclosure in future filings to comply with
         paragraph 10 of SFAS No. 5.

8.   Reference is made to your disclosures related to the EADS lawsuit
         filed against the company on April 10, 2007. We note in August
         2007 you agreed to a mediation/settlement conference of all
         parties' respective claims and to stay all proceedings pending the
         outcome of the mediation/settlement conference scheduled for
         October 17, 2007 and no amounts related to the lawsuit had been
         accrued as of July 29, 2007. We note that subsequent to year
         ended, during the quarter ended October 28, 2007, you incurred
         litigation settlement charges of approximately $6 million as a result
         of settling with EADS to avoid further dilution of management's
         time and energies, as well as legal costs on a long and protracted
         legal dispute.   In this regard, please explain to us the reason why
         you believe that it was not probable at July 29, 2007 that a loss had
         been incurred and no accrual was required when its appears shortly
         thereafter you entered into a settlement arrangement with the
         plaintiff under which you have agreed to make payments
         aggregating $6 million.

9.   Notwithstanding the above, please explain why no disclosures
         related to the possible loss or range of loss related to the EADS
         lawsuit were included in the notes to the financial statements when
         settlement of the lawsuit appeared imminent. As part of your
         response, please tell us how you considered the guidance and

disclosure requirements in paragraph 10 of SFAS No. 5.

Note F – Income Taxes, page F-18

10.   We note that you recorded a reversal of tax reserves during fiscal
        2007 representing a decrease in federal statutory income tax of
        10.7%. Please quantify the amount of the reversal and describe for
        us the change in facts or circumstance that caused a change in
        judgment about the need for the related tax reserve. Your response
        should also include positive and negative evidence evaluated by
        management in determining that the tax reserves were no longer
        needed.

11.   We note the presentation in the reconciliation of the Company's
        statutory federal tax rate to its effective tax rate for fiscal 2007, of a
        reconciling item entitled "adjustment of prior year accrual" which
        impacted your effective tax rate by 8.3% for 2007. Please tell us
        and revise the notes to your financial statements in future filings to
        explain in further detail the specific nature and amount of this
        adjustment to the prior year's accrual. As part of your response
        and your revised disclosure, explain the changes in facts or
        circumstances that resulted in an adjustment to prior year tax
        accruals during 2007. We may have further comment upon receipt
        of your response.

                                    ****

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the filing includes
all information required under the Securities Exchange Act of 1934 and
that they have provided all information investors require for an informed
investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have
made.

        In connection with responding to our comments, please provide, in
writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the
     disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief